Exhibit A

Press Release
Ceragon First to Boost Long-Haul Microwave to 1024 QAM – February 27, 2012

Ceragon Networks First to Boost Long-Haul Microwave to 1024 QAM

GovNET submits first orders for innovative Evolution Long-Haul solution

Mobile World Congress, Barcelona, February 27, 2012 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, announced today that it has added 1024 QAM modulation to its Evolution IP Long-Haul, making it the first in the industry to offer this long-haul innovation. 1024 QAM is now the most advanced modulation technology for microwave communications and boosts capacity by as much as 25% over the widely implemented 256 QAM. Ceragon’s Evolution IP Long-Haul with 1024 QAM will be unveiled for the first time at Ceragon’s booth at Mobile World Congress, Hall 1.0 - 1D01.

GovNET, a specialized telecommunications carrier, is building the world's most advanced microwave network using a variety of advanced technology including 1024 QAM. GovNET has chosen Ceragon’s Evolution IP Long-Haul 1024 QAM solution to securely deliver mission-critical broadband traffic for government agencies in public safety, education and telemedicine sectors across US Western States.  “We selected Ceragon because of their ability to supply high-capacity bandwidth in an aggressive timeframe.  Their advanced technology and experience in deploying large projects made them a natural microwave partner for our rapidly-growing network,” said Patrick Barringer, CEO at GovNET Inc.

“Microwave capacity requirements continue to increase unabated,” explained Eyal Assa, EVP and General Manager of Ceragon Networks’ Long-Haul Solutions Group. “We are committed long-term to developing innovative solutions, like 1024 QAM, to help our customers stay at the forefront of technology. This is another technology leap with an easy-to-implement capacity boost for microwave applications.”

Press Release
Ceragon First to Boost Long-Haul Microwave to 1024 QAM – February 27, 2012

Ceragon supports 9 levels of modulation ensuring a robust and reliable solution for any network and capacity needs, under any weather conditions.  QAM is used extensively as a modulation scheme for digital telecommunications. It conveys data by changing aspects of the carrier signal. QAM modulation techniques carry information in both the amplitude and phase of the waveform in a single carrier.

About Ceragon Networks Ltd.
Ceragon Networks Ltd., (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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Press Release
Ceragon First to Boost Long-Haul Microwave to 1024 QAM – February 27, 2012

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com .